This communication is filed pursuant to Rule 425	Filer: Terra Networks, S.A.

under the Securities Act of 1933, as amended	Issuer: Telefonica, S.A.
Subject of the offer: Terra Networks, S.A.
Commission File Number: 000-28011

Further to the Significant Event released on July 11th 2005, Telefónica, S.A. and Terra Networks, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby report the following

SIGNIFICANT EVENT

1.- Last day of trading for Terra Networks shares and ADSs.

As indicated by the Significant Event registered on July 11th 2005, it is expected that the Deed of the Merger by Absorption of Terra Networks, S.A. (Terra Networks) by Telefónica, S.A. (Telefónica) will be recorded with the Commercial Registry of Madrid tomorrow, July 16th, 2005, and accordingly today, Friday, July 15 th, 2005, will be the last day of trading for shares of Terra Networks on the Spanish stock exchanges and of Terra Networks American Depositary Shares on the Nasdaq National Market in the United States.

2.- Expected exchange date for Terra Networks shares and ADSs.

In accordance with the above, it is expected that on Monday, July 18, 2005, holders of Terra Networks shares that are beneficiaries of the exchange will receive the Telefónica shares delivered in the exchange, after the execution by IBERCLEAR of the settlements that are customary in these types of transactions. Furthermore, as far as US securities markets are concerned, it is also expected that beginning on Monday, July 18, 2005, holders of Terra Networks ADSs that are beneficiaries of the exchange will receive the Telefónica ADSs delivered in the exchange.

3.- Acquisition Price of the odd-lots in Terra Networks shares or ADSs.

According to the procedure agreed by Telefónica and Terra Networks in order to facilitate the exchange by Terra Networks shareholders who hold of a number of Terra Networks shares that is not a multiple of nine (9), we hereby inform that the acquisition price of the odd-lots, determined based on the arithmetic mean of the average weighted trading prices of Terra Networks shares on the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) for the last three trading sessions for Terra Networks stock (July13th, 14th and 15th, 2005), as stated in the resolution passed by the respective General Shareholders’ Meetings, is 3,03 euros per share.

Regarding the exchange of ADSs, fractional entitlements to Telefónica ADSs will be aggregated and the corresponding Telefónica ADSs will be sold on the New York Stock Exchange on or about July 22, 2005. Proceeds of the sale of such Telefónica ADSs will be delivered to the surrendering holders of Terra Networks ADSs beginning on or about July 28, 2005.

Madrid, July 15th 2005

José F. Mateu Isturiz

General Counsel and Secretary to the Board of Directors